Exhibit 99.5

Ur-Energy Inc.
(a Development Stage Company)

Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

March 23, 2009

Auditors’ Report
To the Shareholders of Ur-Energy Inc.

We have audited the consolidated balance sheets of Ur-Energy Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the three year then ended December 31, 2008, 2007 and 2006 and the cumulative period from March 22, 2004 to December 31, 2008 .. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 and the cumulative period from March 22, 2004 to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2008	December 31, 2007
	$	$
		(as restated – see Note 2)

Assets

Current assets
Cash and cash equivalents (note 12)	25,799,735	26,312,757
Short-term investments	39,174,200	49,999,021
Marketable securities	7,500	37,000
Amounts receivable	132,710	876,374
Prepaid expenses	77,777	61,488

	65,191,922	77,286,640

Bonding and other deposits (note 3)	2,578,825	1,508,576
Mineral properties (note 4)	31,808,821	31,232,372
Capital assets (note 5)	1,631,304	903,734
Construction in progress (note 6)	323,093	-

	36,342,043	33,644,682

	101,533,965	110,931,322

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	2,265,058	1,432,624

Future income tax liability (note 7)	478,000	478,000
Asset retirement obligation (note 8)	513,576	181,672

	3,256,634	2,092,296

Shareholders’ equity (note 9)
Capital stock	144,396,460	141,623,534
Contributed surplus	12,721,559	8,202,595
Deficit	(58,840,688)	(40,987,103)

	98,277,331	108,839,026

	101,533,965	110,931,322

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda Director	(signed) /s/ Thomas Parker Director

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative From March 22, 2004 to December 31, 2008
	$	$	$	$
		(as restated – see Note 2)	(as restated – see Note 2)	(as restated – see Note 2)

Expenses
General and administrative	6,904,564	7,305,315	5,540,691	21,923,049
Exploration and evaluation	9,922,798	15,654,041	6,821,291	39,782,553
Development expense	8,854,536	-	-	8,854,536
Write-off of mineral properties	285,813	-	33,832	319,645

	(25,967,711)	(22,959,356)	(12,395,814)	(70,879,783)

Interest income	2,494,445	2,816,398	629,724	6,078,439
Foreign exchange gain (loss)	5,656,319	(806,420)	(177,141)	5,568,239
Other income (loss)	(36,638)	-	-	(36,638)

	8,114,126	2,009,978	452,583	11,610,040

Loss before income taxes	(17,853,585)	(20,949,378)	(11,943,231)	(59,269,743)

Recovery of future income taxes (note 10)	-	429,055	-	429,055

Net loss and comprehensive loss for the period	(17,853,585)	(20,520,323)	(11,943,231)	(58,840,688)

Deficit - Beginning of period
As previously reported	(13,080,150)	(6,018,383)	(957,857)	-
Change in policy for accounting for exploration and development costs (note 2)	(27,906,953)	(14,448,397)	(7,565,692)	-

As restated	(40,987,103)	(20,466,780)	(8,523,549)	-

Deficit - End of period	(58,840,688)	(40,987,103)	(20,466,780)	(58,840,688)

Loss per common share, basic and diluted	(0.19)	(0.24)	(0.20)

Weighted average number of shares outstanding,
basic and diluted	92,996,339	85,564,480	59,463,626

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative From March 22, 2004 to December 31, 2008
	$	$	$	$
		(as restated – see Note 2)	(as restated – see Note 2)	(as restated – see Note 2)

Cash provided by (used in)

Operating activities
Net loss for the period	(17,853,585)	(20,520,323)	(11,943,231)	(58,840,688)
Items not affecting cash:
Stock based compensation	4,567,206	6,138,922	3,505,517	14,762,197
Amortization of capital assets	515,138	76,069	34,857	626,064
Provision for reclamation	331,904	181,672	-	513,576
Write-off of mineral properties	285,813	-	33,832	319,645
Foreign exchange gain	-	(1,176,340)	(178,749)	(2,297,981)
Gain on sale of assets	(5,361)	-	-	(5,361)
Non-cash exploration costs (credits)	-	(87,389)	146,470	2,726,280
Other loss (income)	51,998	(37,000)	-	14,998
Future income taxes	-	(429,055)	-	(429,055)
Change in non-cash working capital items:
Amounts receivable	743,664	(795,998)	70,706	(132,710)
Prepaid expenses	(16,289)	86,755	(49,543)	(77,777)
Accounts payable and accrued liabilities	832,434	796,375	277,125	2,265,058

	(10,547,078)	(15,766,312)	(8,103,016)	(40,555,754)

Investing activities
Mineral properties	(874,762)	(1,400,202)	(787,529)	(10,460,812)
Construction in progress	(323,093)	-	-	(323,093)
Purchase of short- term investments	(65,828,987)	(49,999,021)	(3,000,000)	(128,658,008)
Sale of short-term investments	76,643,808	-	12,840,000	89,483,808
Increase in bonding and other deposits	(1,070,249)	(1,342,425)	(46,053)	(2,578,825)
Proceeds from sale of assets	26,344	-	-	26,344
Purchase of capital assets	(1,263,691)	(784,895)	(187,173)	(2,235,759)

	7,309,370	(53,526,543)	8,819,245	(54,746,345)

Financing Activities
Issuance of common shares and warrants	2,750,000	77,744,735	20,351,499	122,668,053
Share issue costs	(115,314)	(246,119)	(288,800)	(2,569,025)
Proceeds from exercise of warrants, compensation options and stock options	90,000	1,334,547	12,733,749	18,567,931
Payment of New Frontiers obligation	-	(11,955,375)	(5,609,750)	(17,565,125)

	2,724,686	66,877,788	27,186,698	121,101,834

Net change in cash and cash equivalents	(513,022)	(2,415,067)	27,902,927	25,799,735

Cash and cash equivalents - Beginning of period	26,312,757	28,727,824	824,897	-

Cash and cash equivalents- End of period	25,799,735	26,312,757	28,727,824	25,799,735

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  The Company has not determined whether the properties contain mineral reserves.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.  The Company is currently in the process of permitting its Lost Creek property.  As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 compliant resource are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporation Act on August 7, 2006.  These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates management makes in the preparation of these financial statements relate to potential impairment in the carrying value of the Company’s mineral properties and the fair value of stock based compensation.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are investments in guaranteed investment certificates, certificates of deposit and money market accounts which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash.

Short-term investments

Short-term investments are comprised of guaranteed investment certificates and certificates of deposit which have a term to maturity at the time of purchase in excess of ninety days and less than one year.  These investments are readily convertible into cash.

Bonding deposits

Bonding deposits are provided to support reclamation obligations on United States properties.  Deposit amounts are invested in certificates of deposit held at United States financial institutions.

Mineral properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon estimated recoverable resource of the mineral property.  If properties are abandoned or sold, they are written off. If properties are considered to be impaired in value, the costs of the properties are written down to their estimated fair value at that time.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

Exploration accounting policy change

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  Balance sheet amounts as at December 31, 2007 were restated as follows: deferred exploration expenditures were reduced by $26.4 million, future income taxes liabilities were reduced by $0.7 million, share capital increased by $2.2 million and the accumulated deficit increased by $27.9 million.  The comparative operating results for the year ended December 31, 2007 and 2006 were also restated as follows:  expenses increased by $11.4 million and $6.4 million, recovery of future income taxes decreased by $2.1 million and $0.5 million, net loss increased by $13.5 million and $6.9 million, and loss per common share increased by $0.16 and $0.11, respectively.  The cumulative operating results for the period from March 22, 2004 to December 31, 2007 were restated as follows:  expenses increased by $24.9 million, recovery of future income taxes decreased by $3.0 million, and net loss increased by $27.9 million.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

Capital assets and construction in progress

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:  computers at 30%, software at 50%, office furniture at 20%, field vehicles at 30%, and field equipment at 30%.

Financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance mineral property acquisitions or construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, recoverable indicated resources and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is determined using discounted future cash flows or other measures of fair value. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  Accretion charges to the asset retirement obligation are charged to the related exploration or development project.

Stock-based compensation

All stock-based compensation payments made to employees and non-employees are accounted for in the financial statements. Stock-based compensation cost is measured at the grant date based on the fair value of the reward and is recognized over the related service period.  Stock-based compensation cost is charged to general and administrative expense, or exploration, evaluation and development projects on the same bases as other compensation costs.

Flow-through shares

The Company has financed a portion of its Canadian exploration and development activities through the issuance of flow-through shares.  Under the terms of the flow-through share agreements, the tax benefits of the related expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  Recognition of the foregone tax benefit is recorded at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date.  Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Expenses are translated at exchange rates in effect at the date the transaction is entered into.  Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method which requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.  The Company provides a valuation allowance on net future tax assets unless it is more likely than not that such assets will be realized.

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period.  The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

Classification of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable and accrued liabilities.  The Company has made the following classifications for these financial instruments:

•	Cash and cash equivalents are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations
•
Short term investments are classified as “held-to-maturity” and carried at cost plus accrued interest using the effective interest rate method, with interest income and exchange gains and losses included in operations

•	Marketable securities are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

•
Amounts receivable, bonding and other deposits are classified as “Loans and receivables” and are recorded at amortized cost.  Interest income is recorded using the effective interest rate method and is included in income for the period.

•	Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at amortized cost

Adoption of new accounting pronouncements

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

•
Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed (see Note 12.  The new presentation standard carries forward the former presentation requirements.

•	Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives; policies and processes for managing its capital structure (see Note 15).
•
Section 1400, General Standards on Financial Statement Presentation.  This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern.  The adoption of this standard had no impact on the Company’s disclosures in these financial statements.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

Future accounting pronouncements

Sections 3064 – Goodwill and Intangible Assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009.  The Company does not expect the adoption of these changes to have a material impact on its consolidated financial statements.

Convergence with International Financial Reporting Standards

In January 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan calling for the evolution and convergence of Canadian GAAP with IFRS, after a specified transition period, by publically accountable enterprises in Canada. The AcSB has more recently confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP standards and interpretations entities like the Company. As a result, the Company will be required to prepare its consolidated financial statements in accordance with IFRS for interim and annual financial statements beginning January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently developing an implementation plan and assessing the impacts of the conversion on the consolidated financial statements and disclosures of the Company.

Sections 1582, 1601 & 1602 – Business combinations, consolidated financial statements and non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to IFRS 3, Business Combinations (January 2008) and IAS 27, Consolidated and

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

Separate Financial Statements (January 2008). CICA 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual report reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on/after January 1, 2011.

3.	Bonding and other deposits

Bonding and other deposits include $2,556,815 (December 31, 2007 – $1,397,607) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company.

4.	Mineral properties

	Canada	USA		Total
Mineral properties:	Canadian Properties $	Lost Creek/ Lost Soldier $	Other US Properties $	$

Balance December 31, 2006	251,219	25,450,803	4,950,383	30,652,405

Acquisition costs	243,000	0	703,918	946,918
Staking and claim costs	41,351	226,028	936,950	1,204,329
Interest capitalized	-	407,951	36,925	444,876
Reduction in interest capitalized	-	(1,848,815)	(167,341)	(2,016,156)

Balance December 31, 2007	535,570	24,235,967	6,460,835	31,232,372

Acquisition costs	-	3,593	(11,341)	(7,748)
Staking and claim costs	80,944	75,777	587,640	744,361
Labor costs	-	1,375	69,826	71,201
Outside service costs	646	-	4,298	4,944
Other costs	-	4	49,500	49,504
Write-off	-	-	(285,813)	(285,813)

Balance December 31, 2008	617,160	24,316,716	6,874,945	31,808,821

Canada

The Company's Canadian properties include Screech Lake, which is located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.

United States

Lost Creek and Lost Soldier

On June 30, 2005, the Company entered into definitive agreements with New Frontiers Uranium LLC, a Colorado limited liability company (the “New Frontiers LOI”) to acquire certain Wyoming properties (the “New Frontiers Agreements”).  Under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US$20,000,000).  A royalty on future production of 1.67% is in place with respect to 20 claims comprising a portion of the Lost Creek project claims.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

Other US Properties

The Company’s other US properties include EN, RS, and Bootheel and Buck Point, which are located in Wyoming.

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corporation and its subsidiary ("Target").  Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC.  The projects cover an area of known uranium occurrences in Albany County, Wyoming in the Shirley Basin.  The Bootheel and Buck Point properties contributed by the Company are comprised of certain mining claims and two state leases. The Company will make any data covering its Bootheel and Buck Point properties, and certain other data, available to the venture with Target.  Target will contribute US$3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in The Bootheel Project, LLC.  Minimum exploration expenditures of US$750,000 are required in each year during the four year earn-in period. Target is the operator of the Bootheel Project.

Impairment testing

Given the current disruption and uncertainty in the global economy, and the decrease in the Company’s share price over the last year, management reviewed all of its significant mineral properties for potential impairment as at December 31, 2008.

For the Company’s Lost Creek and Lost Soldier properties, management calculated the estimated undiscounted future net cash flows relating to these properties as a single asset group as the Company expects to mine the Lost Soldier property as a satellite facility, licensed through an amendment to the Lost Creek permits, and using the Lost Creek plant.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

The Company’s estimates of indicated resources depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis.  The operating, capital and reclamation costs are based upon similar production plants and current capital budgets for the project. The uranium prices used are based on current long term contract prices and external consensus prices which for uranium vary between US$50 and US$70 per pound.  By their very nature there can be no assurance that these estimates will actually be reflected in future construction or operation at the projects.

Management’s estimate of the undiscounted cash flows related to these mineral properties exceed their carrying value, therefore management concluded that the assets passed step 1 of the asset impairment test prescribed under generally accepted accounting principles, and therefore no write-down of these assets was recorded. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

For the Company’s other properties, reliable cash flow forecasts cannot be made at this time.  Management therefore tested these for impairment by comparing their carrying values to their estimated fair value based on non-NI 43-101 compliant resource estimates of indicated resources and a value of US$2 per pound in the ground.  Management also considered the results of current exploration activities on the properties and future exploration plans and expenditures by both the Company and its development partners to assess whether these were inconsistent with other indicators of fair value.  Based on the above, management concluded that the fair value of these properties exceeded the carrying amount and no impairment charges were recorded.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

5.	Capital assets

	December 31, 2008			December 31, 2007
Capital assets:	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $

Light vehicles	656,184	215,238	440,946	301,057	86,011	215,046
Heavy mobile equipment	424,559	103,903	320,656	-	-	-
Machinery and equipment	780,085	232,390	547,695	456,247	54,532	401,715
Furniture and fixtures	189,987	48,829	141,158	124,217	21,456	102,761
Computer equipment	178,633	66,672	111,961	135,865	28,988	106,877
Software	125,411	56,523	68,888	95,870	18,535	77,335

	2,354,859	723,555	1,631,304	1,113,256	209,522	903,734

6.	Construction in progress

	USA	Total
Construction in progress:	Lost Creek $	$

Balance December 31, 2007	-	-

Plant design costs	323,093	323,093

Balance December 31, 2008	323,093	323,093

7.	Deferred tax asset and future income tax liability

Significant components of the Company’s future income tax assets and liabilities are as follows:

	Year ended December 31, 2008	Year ended December 31, 2007
	$	$
		(As restated – see Note 2)

Future income tax assets
Deferred tax assets	18,104,000	8,494,000
Net operating loss carry forwards	2,389,000	3,403,000
Less: valuation allowance	(20,493,000)	(11,897,000)

	-	-

Future income tax liabilities
Asset basis differences	(478,000)	(478,000)

Net deferred tax asset (future income tax liability)	(478,000)	(478,000)

Income tax loss carry forwards
Canadian federal (expiring 2008 – 2028)	8,559,000
Ontario provincial (expiring 2008 – 2028)	8,204,000
United States federal (expiring (2015 – 2028)	5,900,000

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

8.	Asset retirement obligation

The Company has recorded $513,576 for asset retirement obligations (December 31, 2007 – $181,672) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes on the Company's Wyoming properties.

9.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock		Contributed	Accumulated	Shareholders’
	Shares #	Amount $	Surplus $	Deficit $	Equity $
				(As restated – see Note 2)	(As restated – see Note 2)

Balance, December 31, 2005	47,204,040	23,173,625	1,093,086	(8,523,549)	15,743,162

Common shares issues for cash, net of issue costs	9,204,727	20,062,699	-	-	20,062,699
Exercise of warrants	13,483,134	13,701,383	4,350	-	13,705,733
Exercise of compensation options	1,337,904	1,975,223	(694,436)	-	1,280,787
Exercise of stock options	106,500	206,152	(72,822)	-	133,330
Non-cash stock compensation	-	-	2,348,163	-	2,348,163
Common shares issued for properties	360,000	990,000	-	-	990,000
Common shares issued for services	1,778,747	1,303,824	-	-	1,303,824
Net loss and comprehensive loss	-	-	-	(11,943,231)	(11,943,231)

Balance, December 31, 2006	73,475,052	61,412,906	2,678,341	(20,466,780)	43,624,467

Common shares issues for cash, net of issue costs	17,431,000	77,503,307	-	-	77,503,307
Exercise of warrants	156,209	229,154	(72,341)	-	156,813
Exercise of compensation options	110,346	212,139	-	-	212,139
Exercise of stock options	774,000	1,553,528	(542,327)	-	1,011,201
Non-cash stock compensation	-	-	6,138,922	-	6,138,922
Common shares issued for properties	225,000	712,500	-	-	712,500
Net loss and comprehensive loss	-	-	-	(20,520,323)	(20,520,323)

Balance, December 31, 2007	92,171,607	141,623,534	8,202,595	(40,987,103)	108,839,026

Common shares issued for cash, net of issue costs	1,000,000	2,634,686	-	-	2,634,686
Exercise of stock options	72,000	138,240	(48,240)	-	90,000
Non-cash stock compensation	-	-	4,567,204	-	4,567,204
Net loss and comprehensive loss	-	-	-	(17,853,585)	(17,853,585)

Balance, December 31, 2008	93,243,607	144,396,460	12,721,559	(58,840,688)	98,277,331

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000. On August 30, 2006, the Company completed a bought deal financing for the issuance of a total of 8,522,727 common shares at a purchase price of $2.20 per common share for gross proceeds of $18,750,000.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming. The Company purchased the properties for an aggregate consideration of 250,000 common shares which were valued at $515,000.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunuvat, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issuable. These common shares were valued at $29,000.

In November 2006, the Company issued 100,000 common shares pursuant to the terms of the Dalco Agreement in connection with the Company's Radon Springs Project in Wyoming. These common shares were valued at $446,000.

A total of 1,778,747 common shares were issued for services to directors, officers and contractors of the Company.

2007 issuances

On May 10, 2007, the Company completed a bought deal financing for the issuance of 17,431,000 common shares at a price of $4.75 per share for gross proceeds of $82,797,250.  Total direct share issue costs, including the underwriters' commissions were $5,293,943.

During September 2007, the Company issued 25,000 common shares with respect to the option agreement to acquire the Bugs property.  These common shares were valued at $71,500.  During December 2007, the Company issued the final installment of 50,000 common shares to complete its acquisition of a 100% interest in the Bugs property.  These common shares were valued at $171,500.

In September 2007, the Company issued 150,000 common shares pursuant to the terms of the Dalco Agreement to complete its 100% earn-in with respect to the Company's Radon Springs Project in Wyoming.  These common shares were valued at $469,500.

2008 issuances

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.  Total direct share issues costs were $115,314.

Director, officer and contractor shares for service

The Company approved the potential issuance of a total of 2,760,000 common shares to directors and officers of the Company and contractors to the Company to compensate for services provided to the Company under various service contracts. The Company issued a total of 1,478,747 common shares valued at $736,824 with respect to these service contracts during the year ended December 31, 2006.

On May 24, 2006, the Company issued a total of 300,000 common shares for service to the President and Chief Executive Officer of the Company as a performance bonus. The issuance of these common shares was approved by the Company's shareholders on May 17, 2006. These common shares were fully vested upon issuance and were valued at $567,000.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

In September 2008, the Company gave the holders of options with an exercise price of C$4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date.

Activity with respect to stock options is summarized as follows:
	Number	Weighted-average exercise price $

Outstanding, December 31, 2005	4,375,000	1.25

Granted	2,035,000	2.42
Exercised	(106,500)	1.25
Forfeited	(897,500)	1.25

Outstanding, December 31, 2006	5,406,000	1.69

Granted	3,667,500	4.44
Exercised	(774,000)	1.31
Forfeited	(288,800)	4.29

Outstanding, December 31, 2007	8,010,700	2.89

Granted	1,075,000	1.66
Exercised	(72,000)	1.25
Forfeited	(295,000)	2.50
Voluntarily returned	(2,490,000)	4.82

Outstanding, December 31, 2008	6,228,700	1.95

As at December 31, 2008, outstanding stock options are as follows:

	Options outstanding		Options exercisable
Exercise price $	Number of options	Weighted- average remaining contractual life (years)	Number of options	Weighted- average remaining contractual life (years)	Expiry

1.65	11,200	0.2	11,200	0.2	March 31, 2009
1.25	2,440,800	1.9	2,440,800	1.9	November, 17, 2010
2.01	75,000	2.2	75,000	2.2	March 25, 2011
2.35	1,450,000	2.3	1,450,000	2.3	April 21, 2011
2.75	399,200	2.7	399,200	2.7	September 26, 2011
4.75	45,000	3.4	45,000	3.4	May 15, 2012
3.67	200,000	3.5	152,000	3.5	July 15, 2012
3.00	437,500	3.6	332,500	3.6	August 9, 2012
3.16	50,000	3.7	50,000	3.7	September 17, 2012
2.98	50,000	3.8	38,000	3.8	October 5, 2012
4.07	30,000	3.9	22,800	3.9	November 7, 2012
2.11	25,000	4.2	13,500	4.2	March 19, 2013
1.65	990,000	4.4	316,800	4.4	May 8, 2013
1.72	25,000	4.6	8,000	4.6	August 6, 2013

1.95	6,228,700	2.7	5,354,800	2.4

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

During the year ended December 31, 2008, the Company recorded a total of $4,567,206 related to stock option compensation (2007 - $6,138,922).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during 2008 and 2007 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006

Expected option life (years)	4.0	4.0	3.5 – 4.0
Expected volatility	65%	63% – 67%	67% – 72%
Risk-free interest rate	3.0% - 3.4%	3.9% – 4.6%	4.0% – 4.2%
Expected dividend rate	nil	nil	nil

10.	Recovery of future income taxes

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective tax rate is as follows:

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
	$	$	$
		(As restated – see Note 2)	(As restated – see Note 2)

Canadian earnings (loss)	(3,596,937)	(5,736,500)	(4,604,079)
United States loss	(14,256,648)	(15,212,878)	(7,339,152)

Loss before income taxes	(17,853,585)	(20,949,378)	(11,943,231)

Statutory rate	33.5%	36.0%	36.0%
Expected recovery of income tax	(5,980,951)	(7,541,776)	(4,299,563)
Effect of foreign tax rate differences	(731,366)	(400,099)	(193,020)
Non-deductible amounts	1,530,012	1,367,320	45,828
Effect of change in enacted future tax rates	(43,662)	390,200	254,512
Effect of change in foreign exchange rates	(3,370,258)	1,620,332	(9,827)
ISL change in basis	-	(430,119)	-
Change in valuation allowance	8,596,225	4,565,087	4,202,070

Recovery of future income taxes	-	(429,055)	-

11.	Supplemental cash flow information

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
	$	$	$

Cash paid during the year for:
Income taxes, net of refunds received	-	-	-
Interest, net of capitalized interest	-	-	-

Non-cash financing and investing activities:
Common shares issued for properties	-	712,500	990,000
Common shares and stock options provided for services	-	-	1,003,645
Interest capitalization on New Frontiers obligation	-	-	1,933,645

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

12.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.

Cash and cash equivalents	As at December 31, 2008	As at December 31, 2007
	$	$
Cash on deposit at banks	392,170	215,272
Guaranteed investment certificates	9,087,500	9,687,500
Certificates of deposit	15,288,183	13,748,140
Money market	1,031,882	2,661,845

	25,799,735	26,312,757

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.75% to 3.25% and mature at various dates up to October 12, 2009.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $64.6 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2008, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.
The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2008 the Company’s liabilities consisted of trade accounts payable of $2,265,058, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short-notice.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2008 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$26.5 million (US$18.4 million as at December 31, 2007) and had accounts payable of US$1.7 million (US$1.2 million as at December 31, 2007) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$ denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $3.0 million impact on net loss for the year ended December 31, 2008.  This impact is primarily as a result of the Company having yearend cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.6 million impact on net loss for the year ended December 31, 2008.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

13.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

	December 31, 2008

	Canada $	United States $	Total $

Bonding and other deposits	-	2,578,825	2,578,825
Mineral properties	617,160	31,191,661	31,808,821
Capital assets	7,847	1,623,457	1,631,304
Construction in progress	-	323,093	323,093

	December 31, 2007

	Canada $	United States $	Total $

Bonding and other deposits	-	1,508,576	1,508,576
Mineral properties	535,570	30,696,802	31,232,372
Capital assets	10,288	893,446	903,734
Construction in progress	-	-	-

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

14.	Commitments

Under the terms of operating leases for office premises in Littleton, Colorado and in Casper, Wyoming the Company is committed to minimum annual lease payments as follows:

Year ended December 31	Amount $

2009	337,456
2010	190,271
2011	176,833
2012	117,888
2013 and thereafter	-

15.	Capital structure

The Company’s capital structure is comprised of Shareholders’ Equity.  When managing its capital structure, the Company’s objectives are to i) preserve the Company’s access to capital markets and its ability to meet its financial obligations, and ii) finance its exploration and development activities.

The Company monitors its capital structure using future forecasts of cash flows, particularly those related to its exploration and development programs.

The Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above.  To manage the capital structure, the Company may adjust its exploration and development programs, operating expenditure plans, or issue new shares.  The Company’s capital management objectives have remained unchanged over the periods presented.

The Company is not subject to any externally imposed capital requirements.

16.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the consolidated balance sheets, consolidated statements of operations and deficit, and consolidated statements of cash flow would have been reported as follows:

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

Consolidated balance sheets	As at December 31, 2008		As at December 31, 2007
	$		$

Total assets

Total assets under Canadian GAAP		101,533,965		110,931,322

Adjustments made under US GAAP:
Settlement of New Frontiers obligation (a)		-		2,016,156

Total assets under US GAAP		101,533,965		112,947,478

Total liabilities

Total liabilities under Canadian GAAP		3,256,634		2,092,296

Adjustments made under US GAAP:
Flow-through share premium liability (b)		830,000		-
Deferred tax adjustment (c)				(478,000)

Total liabilities under US GAAP		4,086,634		1,614,296

Total shareholders’ equity

Total shareholders’ equity under Canadian GAAP		98,277,331		108,839,026

Adjustments made under US GAAP:
Gain on settlement of New Frontiers obligations (a)		-		2,016,156
Flow-through share premium liability (b)		(830,000)		-
Deferred tax adjustment (c)		-		478,000

Total shareholders’ equity under US GAAP		97,447,331		111,333,182

Consolidated statements of operations and comprehensive loss	Year ended December 31, 2008		Year ended December 31, 2007		Year ended December 31, 2006
	$		$		$

Net loss

Net loss under Canadian GAAP		(17,853,585)		(20,520,323)		(11,943,231)

Adjustments made under US GAAP:
Gain on settlement of New Frontiers obligation (a)		-		2,016,156		-
Flow-through shares (b)		-		(370,000)		519,500

Net loss under US GAAP, being comprehensive loss		(17,853,585)		(18,874,167)		(11,423,731)

Basic and diluted loss per share under US GAAP		(0.19)		(0.22)		(0.19)

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

Consolidated statements of cash flow	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
	$	$	$

Operating activities

Cash flows used in operating activities under Canadian & US GAAP	(10,547,078)	(15,766,312)	(8,103,016)

Investing activities

Cash flows used in provided by (used in )investing activities under Canadian GAAP	7,309,370	(53,526,543)	8,819,245

Adjustments made under US GAAP:
Flow-through cash categorized as restricted cash (b)	(848,607)	(2,653,315)	2,274,251

Cash flows used in operating activities under US GAAP	6,460,763	(56,179,858)	11,093,496

(a) Settlement of New Frontiers obligation

Under US GAAP, early extinguishment of the New Frontiers debt obligation would have resulted in a gain recorded in income related to the accrued interest not payable upon settlement.

(b) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as capital stock.  Upon renouncing the income tax deductions, capital stock is reduced by the amount of the future income tax liability recognized.

For US GAAP, the proceeds on issuance of the flow-through shares are allocated between the offering of the shares and the sale of the tax benefit when the shares are issued.  The premium paid by the investor in excess of the fair value of non flow-through shares is recognized as a liability at the time the shares are issued and the fair value of non flow-through shares is recorded as capital stock.  Upon renouncing the income tax deductions, the premium liability is re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized is recorded as an income tax expense.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which were unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP. As at December 31, 2008, there was $848,607 (December 31, 2007 - $nil) in unexpended flow-through cash funds.

(c) Deferred tax asset

The tax basis related to an asset acquired in 2004 when the Company acquired all of the issued and outstanding shares of ISL Resources Corporation was subsequently adjusted in 2007.

(d) Impact of recent United States accounting pronouncements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements in accounting pronouncements where fair value is already the relevant measurement attribute. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.  The Company adopted the applicable portions SFAS 157 effective January 1, 2008.  Adoption did not result in a material impact on the consolidated financial statements. The Company is currently assessing the deferred portion of the pronouncement.

In February 2007, the  FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” ("SFAS 159”),  which became effective for fiscal years beginning after November 15, 2007.  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value on a per instrument basis, with changes in fair value recognized in earnings each reporting period. This will enable some companies to reduce volatility in reported earnings caused by measuring related assets and liabilities differently.  SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. . The Corporation adopted SFAS 159 on January 1, 2008 and chose not to elect the fair value option for its financial assets and liabilities that had not previously been carried at fair value.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.  SFAS 141(R) establishes principles and requirements for how the acquirer: i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, - an amendment of ARB No. 51”, (“SFAS 160”) which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for the Corporation beginning January 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively.

In May 2008, FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of generally accepted accounting principles in the United States. SFAS 162 is effective sixty days following the SEC's approval of PCAOB amendments to AU Section 411, "The Meaning of 'Present fairly in conformity with generally accepted accounting principles'". The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on its consolidated financial statements.